

September 25, 2012

Via E-mail
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada, M5X 1A1

  Re: Bank of Montreal
     Form 40-F for the Fiscal Year Ended October 31, 2011
     Filed December 6, 2011
     Form 6-K
     Filed August 28, 2012
     File No. 001-13354

Dear Mr. Flynn:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended October 31, 2011

Exhibit 2 – Management's Discussion and Analysis

Allowance for Credit Losses, page 84

1. We note your definition of unexpected loss (UL) on page 83 and that you use it both to assess the extent and correlation of risks before authorizing new exposures and as part of your allowance for credit losses model. Please revise your future filings to address in

greater detail how you use the "unexpected loss" measure and how your use of an expected loss methodology in managing your segments interrelates with your consideration of unexpected loss. Discuss how your unexpected loss measures have changed over time, and clearly identify the factors that affect this measure in general as well as specifically during the periods presented.

Table 3: Returns on Equity and Assets, page 101

2.   We note you present return on equity and return on assets in this table. Please revise your future filings to also present the average equity to average total assets ratio in this table.

Table 5: Liquid Assets, page 101

3.   We note your disclosure on page 89 that liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets your liquidity and funding requirements. We also note your liquid assets disclosure here in Table 5. Please revise your future filings to disclose the following:

- Disaggregate your Securities line to disclose the balance by type of securities included, and if intra-period balances vary significantly, please disclose the weighted average balance as well.

- Clarify whether the Liquid Assets presented in Table 5 represent your "supplemental liquidity pools" as referenced on page 89 that are maintained for contingent liquidity risk management purposes, and if not, how those pools relate to the assets presented in Table 5.

- Please revise your discussions of the supplemental liquidity pools to more clearly describe whether you maintain the supplemental liquidity pool at either the parent company level, or a lower level such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the supplemental liquidity pool levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

- You disclose that the definition of your Net Liquidity Position is based on a stressed scenario. In future filings, please consider disclosing the inputs and assumptions considered in such a scenario as well as to qualitatively discuss the outputs of such testing.

Table 9: Average Assets, Liabilities and Interest Rates, page 104

4.   We note you present your deposits by customer and currency, but group all other interest
        bearing liabilities together including your subordinated debt, securities sold but not yet
        purchased, and securities lent or sold under repurchase agreements. We also note that
        your securities sold but not yet purchased and securities lent or sold under repurchase
        agreements have accounted for a significant portion of your other liabilities in the past
        two years. Please revise your future filings to disaggregate these line items in this table.
        Also, revise your future filings to disclose the maximum amount of borrowings at any
        month-end during the last three fiscal years for securities lent or sold under repurchase
        agreements.

Table 11: Net Loans and Acceptances – Segmented Information, page 106

5.   We note that the data for the ratios "gross impaired loans and acceptances as a % of
        equity and allowance for credit losses" with and without purchased portfolios by
        geographic location was unavailable by country. Please revise your future filings to
        explain why this information is unavailable by country, and consider presenting the ratios
        based on the consolidated level elsewhere in your filing such as Table 15.

Exhibit 3 – Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4: Loans, Customers' Liability Under Acceptances and Allowance for Credit Losses, page
126

6.   We note your impaired loans policy that loans guaranteed by the Government of Canada
        are not impaired until one year past due. We also note your policy for write-offs of credit
        card, consumer installment, other personal, and some small business loans. In an effort to
        provide consistent and significant policy disclosures, please revise your future filings to
        include your write-off policy for residential mortgages as well as corporate and
        commercial loans.   Revise your disclosure on page 131 to disclose the percentage of
        loans past due 90 days or more but not impaired that were guaranteed by the Government
        of Canada.

Note 26: Operating and Geographic Segmentation, page 167

7.   We note your disclosure on page 168 that the provisions for credit losses are allocated to
        each segment based on applying the expected loss methodology to the loans in that
        segment. You disclose that amounts reported in the Corporate Services segment address
        the difference between the expected loss methodology and the incurred loss

Thomas E. Flynn
Bank of Montreal
September 25, 2012
Page 4

methodology, the latter of which is used for your consolidated reporting. You also disclose that during Fiscal 2011 you transferred $1 billion of impaired real estate secured loans from the P&C U.S. segment to Corporate Services and that prior periods were restated to reflect this transfer. However, the provisions for credit losses for the P&C U.S. and the Corporate Services segments for fiscal 2010 and 2009 were unchanged from the presentation in your 2010 Form 40-F. Please address the following:

- Tell and revise the segment footnotes and segment discussions of your MD&A in your future filings to more clearly explain why the provisions for credit losses were positive for your Corporate Services segment for Fiscal 2010 and 2009.

- Provide us with a table that quantifies the total adjustment recorded in Corporate Services to the provision for each of the last three fiscal years under Canadian GAAP as well as for each the comparative nine month periods ended July 31, 2012 and 2011 under IFRS that reduces the total provision from an expected loss model to the amount recorded under Canadian GAAP or IFRS, respectively. Reconcile this adjustment to total provision for credit losses allocated to the Corporate Services segment for each period, and explain any differences.

- Tell us and revise your future filings to discuss why the provision allocated to Corporate Services represented 15% and 61% of the total provision in Fiscal 2010 and 2009 if the Corporate Services segment provision only includes the difference in the expected loss and GAAP models as indicated in your disclosures.

- Tell us if the impaired loans transferred to the Corporate Services segment during Fiscal 2011 had provisions recorded during the prior periods presented and if so, why the provision amounts in the P&C U.S. and Corporate Services segments were not restated for Fiscal 2010 and 2009 as your sentence on page 168 seems to imply. To the extent the Corporate Services segment continues to hold loans, revise your MD&A segment discussions in your future filings to separately quantify the ending and average loan balance held and to separately quantify any provisions for credit losses on the loans in this portfolio to allow the reader to differentiate such amounts from any negative adjustment for the difference between expected losses and incurred losses on the other loan portfolios.

8. Since you use the expected loss methodology for segment management purposes, revise your MD&A in your future filings to provide the reader with sufficient information to understand the respective credit trends you are experiencing and allocating to each segment for segment management purposes.

- Revise the credit quality sections of your document to more clearly address your use of the expected loss methodology for management purposes. Differentiate this methodology from the incurred loss methodology used for your consolidated reporting both at the conceptual level as well as the quantified level in terms of your provisions for credit losses and allowance for loan losses. More clearly explain how you use the expected loss data for segment management purposes.

• Revise the MD&A of your future annual and interim filings to address the segment provision amounts in greater detail.

• For each segment clearly address the credit trends experienced and expected that are captured in your segment results, and highlight any changes. Within these sections, link these discussions to the consolidated credit quality data provided elsewhere to the extent possible, and if such linkage is not possible, provide sufficient credit quality information in that section to support the provisions and allowances recorded for that segment.

• Within the section of your MD&A that addresses your Corporate Services segment, clearly provide the reconciliation from expected loss methodology to incurred loss methodology separately from any other adjustments or provisions reported in your provision for credit losses for that segment. Further, within this section, link this information to your overall credit quality discussions elsewhere in the document and highlight the differences in the credit quality expectations captured in your segmented expected loss methodology but which cannot be captured in your incurred loss model. To the extent loan portfolios are held within the Corporate Services segment in future periods, provide separate discussions within this section of your MD&A to address the credit quality trends experienced within those portfolios.

Note 29: Fair Value of Financial Instruments, page 171

9.   We note your valuation technique disclosures here and in the referenced Notes 3 and 10 of your consolidated financial statements. Please revise your future filings to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models, and provide clear disclosures that match the model and inputs with the disclosed financial instrument fair value. Also, disclose how you validate the prices you receive and rely on for your fair value measurements from broker quotes or independent pricing services.

Form 6-K Filed on August 28, 2012

Exhibit 99.1 - Third Quarter 2012 Report to Shareholders

Risk Management, page 11

10.   We note on page 12 that on an "actual loss basis" the provision for credit losses for the P&C U.S. segment declined by 31% from C$265 million for the nine months ended July 31, 2011 to C$182 million for the nine months ended July 31, 2012. We also note on page 53 that your provision for credit losses by geographic region decreased by 64% for

the United States portfolios from C$331 million for the nine months ended July 31, 2011 to C$119 million for the nine months ended July 31, 2012. However, on page 52 your provision for credit losses on an expected loss basis for the P&C U.S. segment increased by 106% from C$123 million to C$254 million for the same periods. Please tell us and revise your future filings to address the following:

- Discuss the reasons for the significant changes in the provisions for credit losses for your U.S. Segment under each of these methodologies, identifying the credit quality indicators that reflect the trends underlying these results.

- Quantify the unadjusted provision for credit losses under IFRS for these U.S. portfolios.

- As part of your response, please provide us with an allowance rollforward under IFRS for the loan portfolios in your P&C U.S. segment for the nine month periods presented.

- In an effort to provide more transparent disclosure of your credit quality and related trends, provide a tabular presentation of credit quality information by geographic location including gross loans and acceptances, gross impaired loans, allowance for credit losses, and provision for credit losses in your future interim filings, or tell us why you believe such information is not meaningful to investors.

11. Revise this section in your future filings to clarify and differentiate the terminology used for the multiple credit loss methodologies you refer to in your disclosure. For instance, explain how the methodology used to arrive at the "adjusted provision" differs from "actual loss basis" as well as from your segment "expected loss provisions". Further, explain why your "actual loss basis" provision appears to require further adjustments to reconcile to your IFRS reported provision for credit losses. Clearly identify what each methodology you use here is meant to convey to the reader about your credit quality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Thomas E. Flynn
Bank of Montreal
September 25, 2012
Page 7

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3494 if you have any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief